Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

NEVILLE RAY (Twitter @NevilleRay)

•	Tweet: Nationwide 5G: amazing. But 5G on all New @TMobile spectrum bands—low, mid, high, mmW? That’s transformational. Key info: http://newtmobile.com [link to GeekWire article below]

T-Mobile adds another 1.6M customers, tops profit expectations with Sprint deal pending

By Todd Bishop, GeekWire, August 1, 2018

T-Mobile added another 1.6 million customers in the second quarter, topping 75 million customers for the first time, and reporting its 21st consecutive quarter with more than 1 million net customers.

Its earnings of 92 cents per share beat Wall Street’s expectations by 6 cents, and total quarterly revenues rose 4 percent to $10.6 billion for the Bellevue, Wash.-based wireless company.

But the big question mark looming remains regulatory approval of the company’s pending $26 billion merger with Sprint.

“We are optimistic and confident that regulators will recognize the significant pro competitive benefits of this combination,” said T-Mobile CEO John Legere on Wednesday’s earnings call.

Earlier in the day, Sprint made its own pitch for the deal as it reported its own modest subscriber growth.

“The combined company will put America first and force the competition to invest,” Sprint CEO Michael Combes said in a conference call, making the case for the merger.

T-Mobile is starting to invest heavily in 5G, the next generation of wireless technology, and earlier this week announced a new $3.5 billion 5G alliance with Nokia.

On the call Wednesday, Legere teased T-Mobile’s “next industry shaking Un-Carrier move” coming in two weeks. Legere was cryptic but said to look out for the announcement August 15.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following contains an excerpt of a transcript of an August 1, 2018 video interview with G. Michael Sievert on the Cheddar network:

***

Nora Ali: And Mike, of course, T-Mobile [is] in the midst of regulatory review for the proposed merger with Sprint, of course, which is on investors minds right now as we parse through these numbers. Put into context for us those net additions for Sprint, the numbers for this quarter. How does that sort of aid in the proposed merger here?

G. Michael Sievert: Well, when we announced this deal three months ago, we said it was pro-consumer, pro-competition, and ultimately we felt that the regulatory agencies would appreciate that and grant approval.

And that’s how we feel today. But since then, we’ve had a chance to get a lot of work done. We’ve met with every major agency, we’ve issued our S-4, we’ve issued our public interest statement, and we’ve had a chance to tell our story and show them how the capacity of this network will create competition.

Do you know that, when we get this network built, it’s going to have seven times the capacity of today’s Sprint and T-Mobile combined. That’s going to create a level of competition that AT&T and Verizon and Comcast have never seen.

Kristen Scholer: Mike, your own CEO, John Legere, [has said] that they have would have incentive if this merger does go through to lower consumer prices. In terms of the outlook here, obviously very competitive, always to add on new customers, especially at a time where you want to expand into 5G. But in terms of the outlook, the expectation that this deal will go through, and then what that means for the consumer, what is the pulse of the company right now in those regards?

G. Michael Sievert: Of course, you know, two things. First of all, for consumers, we’re going to have a network within three years that has five times the average speeds. You think about that in six years, it’ll have 15 times the average speeds of today’s networks. People will be having an average experience of 450 megabits per second on their mobile connections because of this unprecedented network that we can create with the New T-Mobile. So that’s amazing.

And secondly, that network capacity will give us the economic incentive to bring even more price competition into the market than we’ve done in the past, and I think our bona fides on price competition are pretty good.

Kristen Scholer: Mike, for those people who say going from four large players in the space to three, who say that ‘s bad for competition, what do you have say to those people?

G. Michael Sievert: Well, this industry once had 15 players, and what we find is more people are entering now, Comcast and Charter are entering there are less players than there are today and there are lower prices than we’ve ever seen. When T-Mobile came together with Metro PCS five years ago. What’d we do? We lowered the prices. Today, you get ten times the amount of data per dollar spent on our most popular rate plans than you did when we bought Metro PCS five years ago. So what drives pricing in this category is capacity, and we’re going to create the network with unprecedented capacity that gives us every economic incentive to continue bringing price competition into the market.

Kristen Scholer: Mike, of course, it would seem as if it is a win for consumers. Also, too, with AT&T competing with $85 billion dollar purchase of Time Warner. Just in terms of the incentives that might be offered with AT&T in the content space with Verizon trying to push into the content space as well. How is T-Mobile looking at that? Is that important to the company?

G. Michael Sievert: Well, we’re taking on mega corps, and these guys just keep getting bigger. You know you look at AT&T; there are a $190 billion dollar revenue company pro forma with this combination. When we combined with Sprint, we’ll be $70 billion pro forma; a fraction of their size. So this combination is really about enabling us to take on the big guys with much better assets and resources than we ever could without combining.

Nora Ali: Mike, what do you see as the biggest challenges going forward. Looks like the numbers are generally good here for earnings, but what are some of the barriers here for you?

G. Michael Sievert: Well, it’s all about network you know for us. We have plans as a standalone company to deliver a 5G network that’s nationwide. That’s very different than AT&T and Verizon, by the way, who are putting out a sporadic network with their millimeter wave, but obviously network is what it’s all about. And only with the combination can we create the nation’s first broad and deep 5G network that will really be a game changer and have those kinds of speeds I talked about, and that’s really important for our long term competitiveness.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following content was made available on the New T-Mobile website.

United States Hispanic Chamber of Commerce Supports T-Mobile/Sprint Merger’s Benefits to Hispanic Communities

“The USHCC is encouraged by the New T-Mobile’s pledge to invest nearly $40 billion to help modernize our infrastructure and create the first nationwide 5G network. Internet access and broadband connectivity have become basic necessities for small and medium-sized businesses, and 5G technology will pave a new road to innovation and prosperity. This merger is promising for the Hispanic business community in both rural and urban areas, and the USHCC looks forward to the creation of the New T-Mobile.”

•	Fernand Fernandez, Interim President and CEO, United States Hispanic Chamber of Commerce

Free State Foundation Believes T-Mobile/Sprint Combination Will Build 5G Quickly

“In the case of the T-Mobile/Sprint merger, the companies combined would have greater resources and a larger customer base not only to better compete against rivals but also to financially support a faster 5G buildout.”

•	Randolph May & Theodore Bolema, President & Senior Fellow, Free State Foundation

Americans for Tax Reform: T-Mobile/Sprint Creates More Viable Competition

“The combination of T-Mobile and Sprint, creates more viable competition in the marketplace for Americans to access affordable, fast, and ubiquitous broadband service. This merger is in the interest of Americans who want faster internet access and propels us forward on the path to 5G wireless technology in an international innovation race.”

•	Grover Norquist, President, Americans for Tax Reform

Citizens Against Government Waste Praise Advantages of T-Mobile/Sprint Merger

“The wireless industry is constantly evolving and changing, and the FCC must look beyond how many large competitors are in the wireless industry. Instead, the agency should focus on the benefits that will be derived from the T-Mobile/Sprint merger, including investments in infrastructure and new networks; how the two companies plan to transition their existing customers into the newly formed entity; the overall economic benefits of the merger; and, how the new company will affect future technology transitions to 5G and beyond.”

•	Deborah Collier, Director of Technology and Telecommunications Policy, Citizens Against Government Waste

FreedomWorks Policy Director Argues New T-Mobile Will Be a Strong Competitor

“This merger will make the new T-Mobile a very strong competitor in the broadband market.”

•	Patrick Hedger, Director of Policy, FreedomWorks

National Taxpayers Union Supports T-Mobile/Sprint Merger’s Push for 5G Innovation

“The proposed deal between the nation’s third- and fourth-largest wireless providers comes at a pivotal time with the industry on the cusp of rolling out next-generation 5G networks. Having already pledged massive new investment in technology and network expansion, the combined company would be better situated to compete with other providers in the “race to 5G” and for consumers generally, pushing the market toward better plans and lower costs.”

•	Brandon Arnold, Executive Vice President, National Taxpayers Union

More Than 20 Organizations Petition U.S. Senate to Support T-Mobile/Sprint Merger

“Increased competition among wireless and wireline broadband providers will produce enormous consumer benefits. The industry competitive response is expected to result in as much as a 55 percent decrease in price per GB and a 120 percent increase in cellular data supply for all wireless customers. As a result, Americans will not only benefit from better service, but also by paying lower prices for that improved service. In addition, T-Mobile will launch innovative services to serve business, home, and the IoT markets.”

•

Letter to U.S. Senators from Citizen Outreach, Competitive Enterprise Institute, Center for Citizen Research, Digital Liberty, Center for Freedom and Prosperity and Taxpayer Protection Alliance, among others (June 26, 2018)

Motley Fool Op-Ed Praises New T-Mobile

“The New T-Mobile plans to be competitive in all three of the converging wireless phone service, video entertainment, and in-home broadband internet service industries. Legere believes it can do for the latter two industries what it did for the wireless phone industry. In other words, it can provide consumer-focused services with competitive pricing.”

•	Adam Levy, Motley Fool (June 24, 2018)

Chairman of CNP Action Believes Merger Enhances 5G Competition

“Experts say as many as 60 million Americans won’t be able to make the jump to 5G because they are not served by networks that support it. T-Mobile pledges not only to take 5G into rural areas, but to bring real choice in broadband access to areas that never have had it.”

•	Bill Walton, Chairman of CNP Action, “The Sprint/T-Mobile Merger Will Boost the U.S. Economy,” Real Clear Markets (June 26, 2018)

Former FCC Commissioner: New T-Mobile Will Create Jobs, Lower Costs

“This surge of investment will produce for consumers as much as a 55 percent reduction in data consumption cost (on a per gigabyte basis) and as much as a 120 percent increase in data capacity. By accelerating 5G construction in the U.S., the merger will help ensure America’s economy and consumers are among the earliest global beneficiaries of 5G’s transformative attributes. This acceleration will help spur the U.S. to win the worldwide race to 5G.”

•	Robert McDowell, The Daily Signal (June 27, 2018)

Former Rep. Waxman in Morning Consult Op-Ed: “The T-Mobile/Sprint Merger is a Win for Consumers”

“The merger will expand T-Mobile’s reach. Many people in communities across America must choose between AT&T and Verizon — if they have any real choice at all. In fact, the Federal Communications Commission reports that nearly 10 million rural Americans lack access to at least three LTE providers. The New T-Mobile will be better positioned to compete in these markets, particularly in rural America. The combined company expects to be able to deliver high-speed, in-home broadband service to approximately 52 million rural residents, more than 84 percent of all rural residents.”

•	Henry Waxman, Morning Consult (June 27, 2018)

Op-Ed: New T-Mobile Will Fuel Next Generation 5G Networks and Benefit Prepaid Customers

“I can’t think of a better company than T-Mobile to take up this challenge. My company, Cell Nation, has worked with T-Mobile, through its subsidiary MetroPCS, since 2008. When T-Mobile merged with MetroPCS in 2012, it made sure that prepaid customers would not be left behind as they rolled out its advanced 4G LTE network. In that time, T-Mobile grew MetroPCS from a smaller regional player into a national brand powering more than 15 million devices, many in rural areas far beyond the cities that MetroPCS was once limited to.

I have no doubt that the New T-Mobile will make sure that prepaid customers are included in the 5G revolution. With nearly $40 billion of network and business investment for 5G planned for the first three years, MetroPCS customers will have access to a stronger 5G network earlier, and the market for 5G prepaid services will start out with a fierce competitor with the combined resources of two mavericks. With the New T-Mobile, we can look forward to providing our customers access to advanced 5G devices on terms and at prices that they can afford, and on a strong nationwide network that can compete with the biggest out there.”

•	Michael Dunn, COO of Cell Nation (Multichannel News, July 6, 2018)

Forbes Op-Ed: Why The Merger Of T-Mobile And Sprint Is A Great Idea

“The combination of T-Mobile and Sprint will play an important role in realizing the enormous potential of 5G and in furthering disruptive innovation throughout the rapidly converging digital ecosystem. The absorption of a struggling Sprint by the unfailingly frisky and aggressively competitive T-Mobile will yield a stronger entity that is stout enough to take on the range of new competitors vying for customers in this space.”

•	Michael Santorelli, Forbes (June 27, 2018)

Merger Would Stimulate Competition, Says President of Let Freedom Ring USA

“When the Department of Justice, the Federal Communications Commission and the Congress review the proposed merger, they should thoughtfully and thoroughly consider the long-term competitive impact, not only the immediate competitive impact. If they do, they should see that three strong competitors of roughly equal size will better serve the public interest. The proposed T-Mobile-Sprint merger is pro-competitive, not anti-competitive.”

•	Colin Hanna, President, Let Freedom Ring USA Inc. (July 9, 2018)

Bloomberg Columnist Argues That Advances from T-Mobile/Sprint Merger Will Keep Prices Down and Fuel 5G

“The deal would instead enable the carriers to keep prices down and build a nationwide 5G network, keeping the wireless market competitive and also helping the U.S. to be more competitive vis-a-vis China when it comes to the intricate and robust technological infrastructure needed to support things like driverless cars.”

•	Tara Lachapelle, Bloomberg (July 3, 2018)

Op-Ed: A better way to look at the wireless market (Reality Check)

“The investment from a merged T-Mobile and Sprint would drive AT&T and Verizon to deploy more capital faster to keep up. All of this is good for the U.S. and its consumers, and not available without the merger.” … “Since the proposed T-Mobile-Sprint merger was announced in late April, some pundits have expressed concern that a combination of the two firms could stifle business competition because it reduces the number of national U.S. wireless carriers from four to three. The reality, though, is that the wireless market is significantly bigger than four (or three) wireless telecommunications companies, and, rather than limiting competition, the merger will encourage it.” … “As we move towards a 5G-enabled world and continue our reliance on mobile devices, how we judge the competitive landscape needs to change and expand. This means understanding that AT&T, Verizon, Sprint and T-Mobile aren’t just contending with each other anymore. There are multiple industries and various players jockeying for position in the wireless world.”

•	Alex Gellman, CEO of Vertical Bridge (RCR Wireless, June 26, 2018)

T-Mobile and Sprint Say They Need to Merge to Compete in 5G Race

Despite recent strong growth, however, neither company currently has the scale to build out 5G in a timely manner on their own, according to Gartner analyst Mark Hung. The resources required to complete the transition are expected to dwarf what was needed for the previous upgrade to 4G, he said. ... “The transition to 5G will be very resource-intensive, from both a technology and financial perspective,” Hung said in an email. “It will be a significant undertaking for any mobile operator, even those who are on a solid financial footing. For the smaller players, the move to 5G will either take longer or require a pooling of resources.”

•	Mark Hung, Gartner (Adweek, June 20, 2018)

Kagan: A reality check for the Sprint and T-Mobile FCC merger application

“The choice is a powerful three-player industry, or we can have two strong and two weak players. From that perspective, it makes sense to let T-Mobile and Sprint merge.” … “ Should they be approved to merge? It’s still too early to say, but one reason to give the green light is to enable the companies to transform in the 5G world and continue to be a player. Without the merger, both Sprint and T-Mobile appear to be weaker going forward.”

•	Jeff Kagan, KAGAN (RCR Wireless, June 28, 2018)

Analyst Angle: Why the merger of T-Mobile and Sprint will succeed this time

“We think the past objections of US regulators have been mainly countered by the expanded reach of 5G technologies that enable a broader field of competition and the march of time that has swept up market forces to reshape the competition to include cable operators. While this change is in early stages, the scope and economic significance lead to the conclusion that the fourth leg of competition is already emerging in the converging ICT, Information and Communications Technologies, marketplace to the extent that both the Department of Justice and FCC’s prior objections are so obviously outdated that they will not stand.”

•	Robert Syputa, Maravedis LLC (RCR Wireless, April 20, 2018)

Should regulators approve T-Mobile and Sprint merger?

“If they don’t merge, as the industry moves ahead into the new 5G future, the industry would have four competitors. Two strong and two weak. AT&T and Verizon compared to T-Mobile and Sprint. If they do merge, the industry will have three competitors, but they would all be strong. I know regulators would prefer to have four competitors. That made sense five or ten years ago when the wireless industry was a different place.” … “ We need as many viable competitors as we can get going forward.” … “ Three strong companies are better than two strong and two weak competitors. That makes the most sense for the industry.” … “ Today, there are also more competitors, and even more are joining. Google Project Fi and Comcast Xfinity Mobile are already in the marketplace. Next will be Charter Spectrum Mobile and next year Altice Mobile. Plus, I expect even more companies will enter this space. So, the wireless industry is strong and getting stronger all the time. And we want to continue to have all the competitors actively battling in the marketplace. Throwing a wrench into the mix is not in anyone’s best interest.”

•	Jeff Kagan, KAGAN (Computerworld, July 2, 2018)

Opinion: AT&T-Time Warner decision shows DOJ needs to adjust its M&A rules

“In the U.S. in 1996, there were 18 players providing mobile services. In 2018, we have the big four: Verizon, AT&T, T-Mobile and Sprint. Market dynamics are pushing the industry toward three. The routes a country might take to the competitive equilibrium might be different, but most often they settle down to three. Additionally, it is not just the number of operators that matter in the market, it is the right proportions of concentration and market share. Furthermore, market architecture has changed, so the tools we use to analyze competition would benefit from a complete rethink. If we don’t change the regulatory frameworks, we risk market failures.”

•	Chetan Sharma, Chetan Sharma Consulting (Puget Sound Business Journal, July 6, 2018)

Capacity is The Name of the Game in The Future of Wireless

“The spectrum and capacity position of the New T-Mobile enables the company to keep up with AT&T and Verizon, and also opens up new business opportunities that will benefit consumers.” … “With an improved capacity situation, one could envision the New T-Mobile and other wireless operators creating a more attractive wholesale business, which would encourage innovative business models and new types of offerings to consumers.”

•	Mark Lowenstein, Mobile Ecosystem (Lowenstein’s Lens on Wireless newsletter, July 18, 2018)

Bipartisan State Attorneys General Argue T-Mobile/Sprint Combination Will Benefit U.S. Consumers

“Based on our review of the proposed T-Mobile-Sprint transaction, we believe it will benefit consumers in our states—and the country at large—in critical ways. In particular, the combination will create a robust, nationwide 5G network that will greatly improve the lives of underserved Americans in rural areas, stimulate economic growth through investment and job creation, and increase competition in the converging internet market for mobile internet.”

•	Hector Balderas, Democratic Attorney General of New Mexico, and Sean Reyes, Republican Attorney General of Utah (July 10, 2018)

Latino Coalition: T-Mobile/Sprint Will Benefit Latino Businesses

“The T-Mobile-Sprint merger will inject competition in the telecommunications market, while improving coverage and ushering in the next generation of nationwide 5G technology critical to Hispanic businesses and workers across the nation. This transaction will foster economic growth, while enhancing business, economic, and social development of Latinos. We look forward to the benefits our members will receive from the new T-Mobile’s expanded footprint and 5G development.”

•	Hector Barreto, The Latino Coalition Chairman and former Administrator of the U.S. Small Business Administration

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue,

14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following updated content was made available on the New T-Mobile website.

New T-Mobile will be uniquely able to accelerate the country’s position and quickly deploy a broad and deep nationwide 5G network that will deliver unprecedented services and lower prices to consumers and businesses of all sizes across all parts of the U.S. We will supercharge the pro-consumer, Un-carrier strategy to bring sustainable competition into the marketplace, create new jobs and deliver LTE network benefits starting day one. 5G will open up exciting possibilities to replace in-home broadband and deliver real choice and real savings to consumers everywhere, especially in rural America. We plan to open 600 new retail stores and up to five new customer care centers in small towns and rural areas, making this merger job positive from Day One’ New T-Mobile will intensify competition as the entrenched leaders of the wireless Industry will finally have to contend with a disruptive rival able to compete head to head! As the 5G era accelerates, this consumer obsessed company will deliver innovation that customers demand and bring its disruptive nature to video, loT enterprise and in-home broadband to force change for consumers everywhere.

A Message from John and Marcelo Global tech leadership for the next decade is at stake and ONLY the New T-Mobile will have the network and spectrum capacity to quickly create a broad and deep SG network in the first few years of the SG innovation cycle, while creating thousands of new jobs across America.

Speaking the 5g Economy supercharging the un-carrier

A Job Creator From Day One 3,625 12,400 24,960 New full time U.S. jobs created at New T-Mobile in New jobs created by New T-Mobile in small towns Annual average increase in overall U.S. jobs due year one (2019) compared to standalone and rural America by 2021 to the merger between 2019-2023, as estimated operations by NERA Economics 5 7,500 600 Customer care centers planned to be built by New Customer care jobs to be created by New Additional New T-Mobile retail locations to be T-Mobile in 2024 compared to standalone opened in small towns and across rural America operations

“This combination will create a fierce competiter able to deliver lowerprices, more innovation, and a second-to-none network esperience”

SPARKING THE 5G ECOCOMY AND ASSERTING AMERICAN LEADERSHIP

But Economic Leadership is on the Line! The projected economic impact from 5G is tremendous. The CTIA expects 5G could create up to 3 million new jobs and $500 billion in economic growth! 5G will unleash a massive loT opportunity with huge economic benefits across home, work, cities, health, cars, etc. Unfortunately, other countries see this opportunity as well and have taken bold steps that have given them a head start. CTIA ranks the U.S. behind both China and South Korea in 5G preparedness.

New T-Mobile Can Create the FIRST Nationwide 5G Network New T-Mobile will have the right mix of available spectrum, financial strength and management expertise to create the FIRST nationwide 5G network. The lifeblood of the wireless industry is spectrum and to build a 5G network, you need the right mix of available low band, mid band and high band. New T-Mobile will lead 5G deployment with the complementary spectrum and cell sites, with more capacity and at faster speeds than either company could do on a standalone basis. By 2024, the New T-Mobile network will have approximately double the total capacity and triple the tota15G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. With Sprint’s expansive 2.5 GHz spectrum, T-Mobile’s nationwide 600 MHz spectrum, and other combined assets, the New T-Mobile plans to create the highest capacity network in U.S. history. The U.S. must move quickly and our leadership can do just that. T-Mobile deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T. The New T-Mobile’s increased investment in its 5G network and rapid growth into in-home broadband and loT will also stimulate thousands of additional jobs throughout the U.S. economy. We will hire new employees to build new cell towers to build out our 5G network, which also means many new engineering and construction jobs. We will be hiring in local communities as we build out 5G. NERA Economic Consulting’s analysis has found that the merger will contribute an annual average of approximately 24,960 jobs from 2019 to 2023. The New T- Mobile will be a critical part of the engine driving job growth and economic value throughout the mobile ecosystem during 5G deployment and beyond. Opening the Door to be A Real Alternative to Fixed Broadband The New T-Mobile will be laser-focused on improved broadband connectivity at a lower price- including for rural consumers. Today, 48% of American households lack competitive choice for in-home broadband exceeding 25Mbps and 79% of households lack competitive choice for in-home broadband exceeding 1 mbps. The New T-Mobile will change this! Our nationwide 5G network will open up exciting possibilities to disrupt the in-home broadband market with innovative services and we know that fast competitors will force the market to respond with lower prices. Faster speeds. Instant savings. Much-needed choices. Only the New T- Mobile can fundamentally disrupt broadband and eliminate your unnecessary wired broadband bill month after month.

T-Mobile Contacts Sprint Contacts Media Contact Investor Contact Media Contact Investor Contact Tara Darrow Nils Paellmann Dave Tovar Jud Henry MediaRelations@t-mobile.com Investor.relations@t-mobile David.Tovar@sprint.com Investor.Relations@sprint.com Disclaimer

Wireless Disruption Continues! The Un-Carrier strategy has forced dramatic change in the wireless industry. We’ve listened to customers, solved their pain points and ushered in the era of Unlimited. We won’t stop now! Together T-Mobile and Sprint will put that same disruptive, pro-consumer strategy into overdrive for even more consumers and in the enterprise market! With our enhanced network scale we will... Lower prices! Our enhanced scale allows the New T-Mobile to compete at lower prices WITH NO END IN SIGHT! Capacity will double and the cost of delivering data will plummet! Outstanding Service! We will expand our unique customer service model to Sprint and deliver better coverage, reliability and speed

Greater value! We will deliver a growing set of innovative offerings in video, loT, VR and more! MORE competition! There will be a MAJOR expansion of competition into rural markets and for businesses all sizes! Create jobs! The New T-Mobile commits to have more U.S. employees on payroll from Day One than the prior standalone companies do now. We’ll create more than 3,600 new full-time jobs at NewT-Mobile in year one (2019). Respected economists have concluded that New T-Mobile’s nationwide 5G network will force greater investment from competitors, resulting in a up to 55 percent decrease in price per GB and over 100 percent increase in data supply for all wireless customers. Consumers get both a dollar and also a data dividend from the merger!

We thrive on competition so we are happy to take on these entrenched giants with our consumer-first mentality and relentless focus on disruption. To date, T-Mobile and Sprint individually have not been able to erode wireless market share from the two largest competitors, however New T-Mobile will beat the market leaders to benefit consumers. The wireless industry needs a disruptive rival able to go toe-to-toe with established leaders to drive competition and innovation...New T-Mobile will be a strengthened maverick with every incentive to lower costs and force competitors to innovate as the industry transforms toward 5G. Only the New T-Mobile will fundamentally change the wired broadband industry that has left millions of consumers with little choice, slow speeds and high prices. **The New T-Mobile will bring its advanced 5G network and lower prices across America!**

The New T-Mobile will bring more choice and competition. With 5G, the New T-Mobile will bring new competition to the underserved and new markets, including: rural areas, enterprise customers, IoT and video. Our new 5G network will have enormous capacity that will incentivize New T-Mobile to compete vigorously to "fill up" the network. We will bring innovative new products that deliver mobile services across a variety of platforms and at dramatically faster speeds! That should worry all the companies converging into this space!

Transforming Mobile Video

Shifting consumer demand requires new and innovative video delivery models, yet even with the rise of Netflix and Hulu incumbent providers still control the market. Video and pay-TV distribution is ripe for disruption, just as wireless needed to be disrupted when we began the Un-carrier strategy several years ago. With the scale and spectrum from this combination, the New T-Mobile will lead the way! Together, we will bring innovative and disruptive video services to market faster than either T-Mobile or Sprint could independently. With our 5G network, the New T-Mobile will spur competition and drive lower prices across the video landscape.

Job Creation Nationwide Thus is a JOB CREATING transaction. We get it, that’s not the industry standard, but we DON’T DO STANDARD! We expect that the New T-Mobile will always have more U.S. employees on payroll than the prior standalone companies do now. How? We are going to invest about $40 billion over three years to integrate these companies, expand and capture the 5G opportunity. A huge portion of that investment is jobs. New T-Mobile will have 3,625 more full-time employees in year one (2019) than the two companies would employ absent the merger. In 2024, New T-Mobile will have 11,060 more direct and indirect jobs than the standalone companies would have had. This merger is all about jobs. We are going to be investing in jobs to build the new cell towers to build out 5G, jobs to extend our Un-carrier customer care model to a wider subscriber base and jobs for the hundreds of new stores we intend to open across the country. Nowhere will that growth be more prevalent than in rural America - which is dramatically underserved today. We are building hundreds of stores and up to five new customer experience centers in rural areas, which will create approximately 12,000 jobs mostly in small towns and local communities as we build out 5G. T-Mobile has done this before and New T-Mobile can do it again. Since T-Mobile acquired Metro PCS, the number of Metro and Metro dealer employees who support the Metro PCS brand has nearly TRIPLED. We created thousands of new jobs supporting Metro PCS in five years by doubling Metro’s customers base and expanding to serve new markets. New T·Mobile will follow this proven playbook to be jobs positive from Day One.

Thousands Of New Full Time Jobs Created By New T Mobile T Mobile contacts sprint contacts Media contact investor contact Tara Darrow Nils Paellmann Dave Tove Jud Henny Media Relation@t-mobile.com investor.relations@t-mobile.com David.Tovar@sprint.com Investor.Relations@sprint.com

Disclaimer Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-321 0. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant material filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of be made except by mean of a prospectus meeting the requirement of Section 10 of the U.S. Securities act of 1933, a amended. Cautionary Statement Regarding Forward-looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, ard the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of

T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the

Business combination agreement during the pendency of the proposed transaction could adversely affect t Mobile or Sprint ability to pursue business opportunities or strategic transaction effects of change in the regulatory environment in which T mobile and spring operate changes in global political economic, business, competitive and market conditions change in tax and other laws and regulations, and other risks and uncertainties detailed in the form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. T-Mobile Contacts Sprint Contacts Mediat Contact Investor Contact Tara Darrow MediaRelations@t-mobile.com Nils Paellmann Investor.relations@t-mobile.com Dave Tower David.Tovar@spint.com Jud Henry Investor.Relations@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.